Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	July 5, 2012

SILVERCORP REPORTS INDEPENDENT MINERAL RESOURCE ESTIMATES ON SILVERTIP SILVER-LEAD-ZINC PROPERTY IN NORTHERN BRITISH COLUMBIA, CANADA

VANCOUVER, British Columbia – July 5, 2012 – Silvercorp Metals Inc. (the “Company”) is pleased to report the results of an updated National Instrument (“NI”) 43-101 Technical Report with an effective date of June 27, 2012, prepared by Golder Associates Ltd. (“Golder”) on the Silvertip silver-lead-zinc property in Northern British Columbia, Canada (the “Silvertip 2012 Technical Report”). Previous mineral resource estimates were completed internally by Silvercorp staff or independent consultants.

The mineral resource estimates were completed by Mr. Brian Thomas, P.Geo., under the direction of Mr. Greg Greenough, P.Geo., (QP) and reviewed by Mr. Paul Palmer, P.Eng., P.Geo., (QP) all of Golder. All these authors are qualified persons (QP) as defined by NI 43-101.

Mr. Paul Palmer (P.Geo.) of Golder completed a site visit to the Silvertip deposit between January 23 and 24, 2012. During the site visit, Mr. Palmer reviewed the site conditions, reviewed logging procedures and confirmed metal mineralization through the inspection of core and independent check assays. While at the site, the ramp portal, ore pile, core logging and storage facilities were visited. The Silvertip 2012 Technical Report will be made available for review on the SEDAR system and on the company’s website at www.silvercorp.ca in due course.

2012 Mineral Resource Summary

The Silvertip project comprises an Upper Zone syn-sedimentary exhalite deposit containing silver, lead, and zinc mineralization and a Lower Zone carbonate replacement ‘manto’ style deposit of silver, lead, zinc and gold hosted in limestone.

The resource estimate is based on geological information and analytical results from 246 surface drill holes and 270 underground drill holes totaling 81,917 meters (m) and sampling and mapping information collected from 2,400 m of underground tunneling.

Mineral Resource Estimates for the Silvertip Lower Zone (manto) deposit are based on a cut-off grade of 325 g/t silver equivalent (AgEq) and the Upper Zone (exhalite) deposit are based on a cut-off grade of 25 $/t. Different cut-off grades were selected for each deposit based on the Lower Zone being extracted from underground and the Upper Zone being extracted from surface.

The following Indicated and Inferred Resources were estimated in the Silvertip 2012 Technical Report:

Lower Zone – A total of 2.46 million tonnes grading 315 grams per tonne (g/t) silver (Ag), 5.88% lead (Pb), 6.26% zinc (Zn) and 0.41 g/t gold (Au) of Indicated Resources and 1.65 million tonnes grading 281 g/t Ag, 4.55% Pb, 5.64% Zn and 0.09 g/t Au of Inferred Resources; and

Upper Zone – A total of 3.64 million tonnes grading 39 g/t Ag, 0.65% Pb and 2.36% Zn of Inferred Resources.

Table 1: Lower Zone Mineral Resource (325 gt AgEq cut-off grade)

Categories	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Metal Contained in Resources
						Ag (oz)	Pb (t)	Zn (t)	Au (oz)
Indicated	2,455,000	315	5.88	6.26	0.413	24,860,000	144,354	153,683	32,598
Inferred	1,649,000	281	4.55	5.64	0.093	14,900,000	75,030	93,004	4,931

Table 2: Upper Zone Mineral Resource Estimate (25 $/t cut-off grade)

Categories	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Resources
					Ag (oz)	Pb (t)	Zn (t)
Inferred	3,638,000	39	0.65	2.36	4,560,000	23,647	85,857

Notes to Resource Statement:

1.	The AgEq (“silver-equivalent”) formula is as follows:

AgEq (g/t) = (Ag g/t * Ag recovery) + ((Au g/t * Au price per g * Au recovery) / Ag price per g) + ((Pb% * Pb price * Pb recovery * 22.0462) / Ag price per g) + ((Zn% * Zn price * Zn recovery * 22.0462) / Ag price per g). Note that copper is not a contributor and gold only contributes when there is a gold recovery value.

2.	In calculating AgEq grades, metal prices used are Au: US$1,250/troy ounce; Ag: US$19.00/troy ounce; Pb and Zn: US$1.00/pound.
3.

Metal recoveries are based on 2011 metallurgical testwork conducted by SGS Laboratories. Results chosen for the Silvertip process were recovery of 84.9% of silver, 92.4% of lead and 81.7% of zinc. Silvercorp includes recovery of 50% for gold as a conservative estimate.

4.

Upper Zone resources are being reported above a $25.00 value cut-off. This cut-off reflects the current mining costs assuming an open pit mining scenario. These costs are considered to be reasonable when compared to similar operations in the area. Value was calculated, in the models, using the formula: $Value = AgEq x $0.61

5.	Rounding may result in minor discrepancies in totals.

Comparison of 2011 and 2012 Resource Estimates

Lower Zone: Comparing the 2011 resource estimates in the Silvertip 2011 Technical Report with the Silvertip 2012 Technical Report have the following results: contained metals in the Indicated category were lowered by 15% for silver, 18% for lead and 37% for zinc, and estimated grades were lower by 8% for silver, 10% for lead and 31% for zinc. Contained metals in the Inferred category increased by 146% for silver, 126% for lead and 88% for zinc in comparison to the 2011 resource estimates, however estimated grades were lower by 18% for silver, 24% for lead and 40% for zinc.

The larger overall resource at lower metal grades calculated by Golder is attributed to the many modeling enhancements summarized below: the 2012 estimate may be more conservative than previously reported estimates but is more robust. Actual mining tonnage and grade may be higher than the 2012 estimate if a high level of extraction selectivity can be achieved during the mining process.

Some of the specific differences between the 2011 and 2012 estimates include the following:

1)	The mineral envelopes were changed from a highly constrained interpretation to a less constrained mineral envelope with a much larger volume that captures many more mineralized samples.

2)	The LZ domain was changed from multiple lenses to one large geological domain, and does not include the small zone formerly reported in the 2011 Technical Report, as Discovery North.

3)	The new models used the Datamine UNFOLD process to unfold samples and estimate block grades in unfold space, which automatically adjusts for changes in the orientation of mineralization.

4)	The block size was increased from 5m x 5m x 1m (X,Y,Z) to 5m x 5m x 3m (X,Y,Z).

5)	The grade interpolation method was changed from Inverse Distance Squared to Multiple Indicator Kriging (LZ) and Ordinary Kriging (UZ).

6)	A more robust set of search criteria was defined based on an octant search and a higher minimum and maximum number of samples.

7)	Samples in the 2012 LZ model were weighted by specific gravity.

8)	The classified resources were based on continuous areas of drill spacing that are less than (Indicated) or greater than (Inferred) 20m.

Metal prices have increased over the 2011 model and new reporting cut-offs were chosen to better account for mining costs.

Upper Zone: In comparison to the 2011 resource estimates in the 2011 Technical Report, contained metals in the 2012 Indicated Resource in the Silvertip 2012 Technical Report was reduced to zero, while contained metals in the 2012 Inferred Resource decreased by 34% for silver, 47% for lead and 14% for zinc. Estimated grades were lower by 85% for silver, 88% for lead and 81% for zinc. Reasons for changes to the Upper Zone are similar to the Lower Zone as stated above.

Updated Preliminary Economic Analysis (2012 PEA)

Silvercorp is planning to complete an updated PEA that incorporates the Silvertip 2012 Technical Report resource estimates, improved metal recoveries based on a 2011 metallurgical study by SGS, and higher average metal prices than were used in the 2011 report.

Small Mine Permit Application

Silvercorp is currently completing the requirements for submission of a small mine permit application which allows annual mining of less than 75,000 tonnes of mineralized material.

Baseline data in environmental, wildlife, and archaeological categories has been collected and compiled into reports, and the project description including handling of waste rock, potentially acid generating tailings, waste water and mineralized concentrates is nearing completion. Buildings, surface facilities, service roads, access roads and site services layout has been finalized and engineering drawings are being completed. The application is projected to be ready for submission by late August with granting of the small mine permit expected in early 2013.

Qualified Person

Brian Thomas, P.Geo, Greg Greenough, P.Geo., and Paul Palmer, P.Eng. and P.Geo. of Golder Associates Ltd. are Qualified Persons as defined by National Instrument 43-101 and have reviewed and consented to this press release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Randy Cullen, P.Geo., is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Maria Tang, CFO, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.